Exhibit 15.1

Update

An Important Update about Your Income eREIT III Investment

In order to minimize REIT tax payments and maximize investor returns, you will be receiving a large one-time special dividend at the end of the year.

Key Take-Aways:

●	In order to minimize REIT tax payments and maximize investor returns, you will be receiving a large one-time special dividend at the end of the year.
●	This large one-time dividend is a result of income earned from the recent Carter Portfolio payoff that must be distributed to investors to prevent triggering tax at the REIT level.
●	Investors should expect a reduction in the Net Asset Value (NAV) of Income eREIT III shares in an amount corresponding directly to the amount of the special dividend.

{firstName} — As an investor in our Income eREIT III, we are writing to inform you that you will be receiving a large one-time special dividend that will simultaneously result in a corresponding reduction in the eREIT’s Net Asset Value (NAV) per share. This special dividend is a result of income earned from the Carter Portfolio investment that recently paid off.

As you are likely aware, one of the benefits of a REIT is the preferential tax treatment, whereby investors are able to avoid “double taxation” and only pay taxes at the individual level. This is opposed to paying taxes at both the individual and corporate level (as is the case with most C-corps). In order to qualify as a REIT and enjoy this benefit, a REIT must distribute a minimum of 90% of its taxable income in a given year.

In this case, Income III eREIT must make a large one-time distribution in order to avoid paying tax at the corporate level, which would reduce overall returns to investors. This special dividend has the added benefit of being treated as a capital gain distribution and therefore will be taxed at a preferential rate.

It’s important to note that while the distribution will have the additional effect of reducing NAV, this reduction is not a result of negative performance or a reduction in returns. Rather, it is similar to if the eREIT chose to pay back principal.

This special dividend will be reported on your normal 1099-DIV and will either be paid out along with the remainder of your accrued dividends or reinvested according to your Dividend Reinvestment Program (DRIP) selection in effect as of 12/31/21. To review your current DRIP selection, please visit your settings.

As a reminder, the Income III eREIT is intended to merge into a larger Income Interval Fund in early 2022.

If you have any additional questions, please reach out to our Investor Relations Team.